October 5, 2010



Via Edgar
---------
Kevin W. Vaughn
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

          Re:  Cornerstone Financial Corporation
               Form 10-K for the year ended December 31, 2009
               Form 10-Q for the fiscal period ended June 30, 2010 File No. 000-53576

Dear Mr. Vaughn:

     Cornerstone Financial Corporation ("the Company") is responding to your letter dated September 7, 2010 pertaining to your review and comments concerning the Company's Annual Report on Form 10-K for the year ended December 31, 2009 and Form 10-Q for the fiscal period ended June 30, 2010, File No. 000-53576. Pursuant to our letter request of September 16, 2010, the Company was granted an extension until October 5, 2010 to respond to the comments contained in your September 7 letter.

     The Company's responses are noted below. For your convenience, this letter includes, in boldface type, the number and description of each of the comments in your letter and the corresponding responses thereto.

In  responding  to  your  comments,  the  Company  acknowledges  the  following:

     o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing: and

     o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


FORM  10-K  FOR  THE  YEAR  ENDED  DECEMBER  31,  2009

ITEM  1.  DESCRIPTION  OF  BUSINESS,  PAGE  2

Kevin W. Vaughn
Accounting Branch Chief
Securities and Exchange Commission
October  5,  2010
Page  2


NON-PERFORMING  AND  PROBLEM  ASSETS,  PAGE  6


1. YOU STATE THAT "NON-PERFORMING ASSETS CONSIST OF NON-ACCRUAL LOANS, LOANS OVER NINETY DAYS DELINQUENT AND STILL ACCRUING INTEREST, RENEGOTIATED LOANS AND OTHER REAL ESTATE OWNED ("OREO"). NON-ACCRUAL LOANS ARE THOSE ON WHICH THE ACCRUAL OF INTEREST HAS CEASED." HOWEVER, ON PAGE 45 YOU STATE "NON-PERFORMING ASSETS INCLUDE NON-ACCRUAL LOANS, LOANS ON WHICH THE ACCRUAL OF INTEREST HAS CEASED, AND IMPAIRED LOANS." FURTHER, IT APPEARS THAT "LOANS PAST DUE 90 DAYS OR MORE AND ACCRUING" ARE EXCLUDED FROM YOUR LINE ITEM TOTAL "NON-PERFORMING ASSETS" DISCLOSED ON PAGE 25. PLEASE REVISE YOUR FUTURE FILINGS TO RECONCILE YOUR DEFINITIONS AND/OR TABULAR DISCLOSURES ACCORDINGLY.

Response  to  #1

The Company acknowledges the Staff's comment and confirms that the definition of non-performing assets will consistently and specifically be defined as: non-accrual loans, loans over ninety days delinquent and still accruing interest, impaired loans, renegotiated loans and other real estate owned ("OREO") in all future filings. Furthermore, the tabular disclosures related to non-performing assets will include loans past due 90 days or more and accruing, and these loans will no longer be disclosed in a separate table.

The following table reflects the levels of non-performing assets as of the dates indicated:

                                  DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
(DOLLARS IN THOUSANDS)               2009            2008           2007          2006            2005
                                 ------------   ------------   ------------   ------------   ------------
Non-performing assets:
Accruing loans past due
 90 days or more:
  Commercial                       $     -        $     -       $    357         $ 718          $ 336
  Real Estate                        2,399          2,375              7             -              -
  Construction                           -              -            607             -              -
                                  ---------------------------------------------------------------------
        Total                        2,399          2,375            971           718            336
                                  ---------------------------------------------------------------------
Non-accrual loans:
  Commercial                        $5,123              -              -             -              -
  Real Estate                        3,020              -              -             -              -
                                  ---------------------------------------------------------------------
        Total                        8,143              -              -             -              -
  Restructured loans                     -              -              -             -              -
                                  ---------------------------------------------------------------------
Total non-performing loans           8,143              -              -             -              -
                                  ---------------------------------------------------------------------
  Real estate owned                      -            281            466             -              -
     Total non-performing assets  $ 10,542        $ 2,656        $ 1,437         $ 718          $ 336
                                  =====================================================================
Ratios:
Non-performing loans to loans        4.42%          1.63%          1.05%         0.96%          0.50%
                                  =====================================================================
Non-performning assets to loans
 and REO                             4.42%          1.37%          0.98%         0.61%          0.36%
                                  =====================================================================
Non-performing assets to
 total assets                        3.44%          1.07%          0.68%          0.39%         0.22%
                                  =====================================================================

Kevin W. Vaughn
Accounting Branch Chief
Securities and Exchange Commission
October  5,  2010
Page  3


2.   YOU STATE ON PAGE 7 THAT "AT DECEMBER 31, 2009 THE COMPANY HAD $8.1
     MILLION IN NON ACCRUAL LOANS AS COMPARED TO NONE AT DECEMBER 31, 2008. AT DECEMBER 31, 2009, THE COMPANY HAD SEVEN IMPAIRED LOAN RELATIONSHIPS TOTALING $8.1 MILLION IN WHICH $6.4 MILLION WAS SUFFICIENTLY COLLATERALIZED AND A SPECIFIC RESERVE OF $1.8 MILLION HAS BEEN RECORDED FOR THE REMAINING BALANCE." PLEASE REVISE FUTURE FILINGS TO SPECIFICALLY DISCLOSE THE AMOUNT OF IMPAIRED LOANS FOR WHICH THERE IS A RELATED ALLOWANCE FOR CREDIT LOSSES DETERMINED IN ACCORDANCE WITH ASC 310-10-35 AND THE AMOUNT OF THE RELATED ALLOWANCE, AND THE AMOUNT OF IMPAIRED LOANS FOR WHICH THERE IS NO ALLOWANCE FOR CREDIT LOSSES. PLEASE DISCLOSE THIS INFORMATION AS OF EACH BALANCE SHEET DATE PRESENTED. REFER TO ASC 310-10-50-15 FOR GUIDANCE.


Response  to  #2

The Company acknowledges the Staff's comment and confirms that the Company will revise future filings to specifically disclose the amount of impaired loans for which there is a related allowance for credit losses determined in accordance with ASC 310-10-35 and the amount of the related allowance, and the amount of impaired loans for which there is no allowance for credit losses. At December 31, 2009, the Company had seven impaired loan relationships totaling $8.1 million. Of this total, the Company had $4.4 million in impaired loans which had a related allowance for credit losses totaling $1.8 million and $3.7 million in impaired loans in which there is no related allowance for credit losses. At December 31, 2008, the Company had three impaired loan relationships totaling $2.4 million which were sufficiently collateralized and therefore there established no related allowance for loan loss.

FORM  10-Q  FOR  THE  PERIOD  ENDEDJUNE  30,  2010

ITEM  1.FINANCIAL  STATEMENTS

NOTE  8.  LOANS  RECEIVABLE,  PAGE  9

3. PLEASE TELL US AND REVISE YOUR FUTURE FILINGS TO MORE CLEARLY AND SEPARATELY DESCRIBE THE FLUCTUATIONS IN EACH OF YOUR IMPAIRED LOANS, YOUR NONPERFORMING LOANS, AND YOUR 90-DAYS PAST DUE AND STILL ACCRUING LOANS BALANCES. IN YOUR DISCLOSURE, PLEASE ADDRESS THE INCREASES IN THESE BALANCES DURING 2010 IN THE CONTEXT OF YOUR ALLOWANCE FOR LOAN LOSSES, WHICH HAS REMAINED RELATIVELY FLAT SINCE JANUARY 1, 2010. FURTHER, PLEASE SPECIFICALLY ADDRESS HOW YOU CONSIDERED YOUR NONPERFORMING AND IMPAIRED LOANS WHEN CONCLUDING THAT THE ALLOWANCE WAS APPROPRIATE.

Kevin W. Vaughn
Accounting Branch Chief
Securities and Exchange Commission
October  5,  2010
Page  4


Response  to  #3

The Company acknowledges the Staff's comment and confirms that the Company will revise future filings to more clearly and separately describe the fluctuations in each of our Impaired loans, our Nonperforming loans, and our 90-days past due and still accruing loans balances. The balance in commercial loans 90 days past due and still accruing remained unchanged as of June 30, 2010 from the reported levels at December 31, 2009. The balance in commercial real estate loans 90-days past due and still accruing during the period ending June 30, 2010 increased by $880,000 and represents the addition of one loan in this category totaling $2,480,000 which was partially offset by one loan relationship totaling
$1,600,000 which moved into the non-accrual loan category. Lastly the increase in residential real estate loans represents one loan relationship totaling $234,000. During the period ending June 30, 2010 the Company experienced a reduction in non-accrual loan balances related to the pay-off of one residential real estate loan in the amount of $1,850,000 which did not require the recognition of any additional write down, coupled with one residential real estate loan in the amount of $1,170,000 which returned to performing status. These decreases however were partially offset by an increase of $1,592,000 reflecting the loan discussed above totaling $1,600,000 partially reduced by a principal payment of $8,000 received by the borrower equaling an addition of one commercial real estate loan to the non-accrual loan category.

The Company prepares an allowance for loan loss model on a quarterly basis to determine the adequacy of the allowance. Management considers a variety of factors when establishing the allowance, such as the impact of current economic conditions, diversification of the loan portfolio, delinquency statistics, results of independent loan review and related classifications. The Bank's historic loss rates and the loss rates of peer financial institutions are also considered. In evaluating the Company's allowance for loan loss the Company maintains a Criticized Asset Committee ("CAC") consisting of members of senior management that monitors problem loans and formulates collection efforts and resolution plans for each borrower. On a monthly basis the CAC meets to review each problem loan and determine if there has been any change in collateral value due to changes in market conditions. Each quarter, when calculating the allowance for loan loss, the CAC reviews an updated loan impairment analysis on each problem loan to determine if a specific provision for loan loss is warranted. Management reviews the most recent appraisal on each loan adjusted for holding and selling costs. In the event there is not a recent appraisal on file, the Company will use the aged appraisal and apply a discount factor to the appraisal then adjust holding and selling costs from the discounted appraisal value. While the Company has increased its allowance for loan loss for the six month period ending June 30, 2010 in the amount of $147,000, management believes the credit quality of the loan portfolio has stabilized. On a linked quarterly basis non-performing assets have remained stable from December 31, 2009 to June 30, 2010.

Kevin W. Vaughn
Accounting Branch Chief
Securities and Exchange Commission
October  5,  2010
Page  5


4. IN FUTURE FILINGS, PLEASE REVISE YOUR DISCLOSURES IN THIS FOOTNOTE AS WELL AS YOUR DISCLOSURES IN THE MD&A SECTION, AS APPLICABLE, TO CLEARLY IDENTIFY YOUR CHARGE-OFF POLICIES FOR EACH CATEGORY OF LOAN. IDENTIFY THE TRIGGERS USED TO DETERMINE WHEN A CHARGE-OFF WILL BE MADE. QUANTIFY AND DISCUSS THE EXTENT TO WHICH YOU ENGAGE IN PARTIAL CHARGE-OFFS.

Response  to  #4

The Company acknowledges the Staff's comment and confirms that the Company will revise future filings to clearly identify our charge-off policies for each category of loan and to identify the triggers used to determine when a charge-off will be made. Any asset classified LOSS shall be charged-off within thirty days of such classification unless the asset has already been eliminated from the books by collection or other appropriate entry. On a quarterly basis, the Board Loan Committee will review past due, classified, non-performing and other loans, as it deems appropriate, to determine the collectability of such loans. If the Board Loan Committee ("BLC") determines a loan to be uncollectible, the loan shall be charged to the allowance for loan loss. This determination is generally made when a loan becomes 180 days delinquent. If the loan is secured by a mortgage position and it appears that the collateral value of the secured property is sufficient to protect the amount of the outstanding principal balance and accrued interest, after the satisfaction of any other priority liens, foreclosure shall be ordered. If it appears that the value of the loan's collateral is less than the principal amount of the loan and any other priority liens, that deficiency shall be immediately charged-off. If the loan is secured by other forms of collateral, such as stocks, bonds, savings accounts or chattels, the security shall be liquidated as soon as is practical. In the event that the security appears to be insufficient to cover the amount of the outstanding loan and any other costs, that amount determined to be insufficient shall be immediately charged-off.

In addition, upon reviewing the collectability of a loan, the BLC may determine a portion of the loan to be uncollectible; in which case that portion of the loan deemed uncollectable will be partially charged off against the allowance for loan loss. For the year ended 2009, the Company had 4 loans representing one relationship totaling $462,000 that were determined to have a portion deemed uncollectable which resulted with the Company recognizing a partial charge-off of $231,000. For the Year ended 2008, the Company recognized no partial charge-offs.

Kevin W. Vaughn
Accounting Branch Chief
Securities and Exchange Commission
October  5,  2010
Page  6


I trust that the above information is responsive to the Staff's comments. If you should have any additional questions or require any further information, please do not hesitate to call me at (856) 439-0300.


                                   Very truly yours,


                                   /s/  Keith  Winchester
                                   ----------------------
                                   Keith Winchester
                                   Chief  Financial  Officer